UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Security Devices International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

814196101
(CUSIP Number)

June 19, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 814196101

1	Names of Reporting Persons NLW1, LLC EIN 47-4088444
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [X ]
3	Sec Use Only
4	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 7,575,757
	6	Shared Voting Power
	7	Sole Dispositive Power 7,575,757
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,575,757
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 13.9%*
12	Type of Reporting Person (See Instructions) OO (Limited liability company)

* Based upon 54,475,042 shares of common stock outstanding as of June 19, 2015.

1	Names of Reporting Persons REF Securities & Co. EIN: 13-3642824
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [X]
3	Sec Use Only
4	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,898,765
	6	Shared Voting Power
	7	Sole Dispositive Power 2,898,765
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,898,765
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 5.3%*
12	Type of Reporting Person (See Instructions) CO

* Based upon 54,475,042 shares of common stock outstanding as of June 19, 2015.

Item 1.

(a)	Name of Issuer:

Security Devices International, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

4830 West Kennedy Blvd.
Suite 600
Tampa, Florida 33609

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by NLW1, LLC (“NLW1”) and REF Securities & Co (“REF”) with respect to shares of common stock of Security Devices International, Inc. (the “Issuer”).

REF is a corporation that is controlled by Mr. Rodd Friedman. NLW1 is a limited liability company of which Mr. Friedman is a manager.

(b)	Address of Principal Business Office or, if None, Residence:

NLW1’s principal place of business is 12 South Main Street, Suite 203, Norwalk, CT 06854.

REF’s principal place of business is 12 South Main Street, Suite 203, Norwalk, CT 06854.

(c)	Citizenship: NLW1 is organized under the laws of the State of Connecticut. REF is incorporated under the laws of the State of Connecticut.

(d)	Title and Class of Securities: Shares of common stock, par value $0.001

(e)	CUSIP No.: 814196101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership

(a)	Amount Beneficially Owned:

NLW1 is the beneficial owner of 7,575,757 shares of common stock of the issuer.
REF is the beneficial owner of 2,898,765 shares of common stock of the issuer.

(b)	Percent of Class:

NLW1 holds 13.9%* of the outstanding common stock of the issuer.
REF holds 5.3%* of the issued and outstanding common stock of the issuer.

* Based upon 54,475,042 shares of common stock outstanding as of June 19, 2015.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

NLW1: 7,575,757
REF: 2,898,765

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

NLW1: 7,575,757
REF: 2,898,765

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8.	Identification and classification of members of the group.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge, the securities referred to herein were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2015

Name/Title:

NLW1, LLC

By:	/s/ Rodd Friedman
Rodd Friedman, Manager

REF SECURITIES & CO.

By:	/s/ Rodd Friedman
Rodd Friedman, President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).